Exhibit 4.5

AGREEMENT FOR THE APPOINTMENT OF A GRAPH BLOCKCHAIN DISTRIBUTION PARTNER

This Agreement for the Appointment of a GRAPH BLOCKCHAIN DISTRIBUTION Partner ("Agreement") is entered into by and between

GRAPH BLOCKCHAIN LIMITED
2161 Yonge Street Suite 210
Toronto, ON M4S 3A6
("Graph")

and

RAINBOW SOFT CO., LTD.
507, Nonhyeon-ro, Gangnam-gu,
Seoul, Republic of Korea, 06312
("Partner")

WHEREAS:

Graph has the right to license the distribution of certain software products defined below ("Software Products") and Partner wishes to be granted a non-exclusive right to market and distribute the Software Products throughout the territory also defined below ("Territory"), Graph accordingly agrees to authorise Partner for the period of this Agreement ("Term") on a personal, non-exclusive, non-transferable basis, to market and distribute the Software Products, throughout the Territory, in object code form, subject to the provisions of this Agreement.

TABLE OF CONTENTS

1.GENERAL TERMS for the Appointment of a Graph Premier Partner

AGREED for and on behalf of PARTNER	ACCEPTED for and on behalf of Graph
By: /s/ Giha Park	By: /s/ Andrew Ryu
Name: Giha Park	Name: Andrew Ryu
Title: CEO	Title: CEO
Date: 26th Feb 2018	Date: 26th Feb 2018

서울특별시 강남구 논현로 507,
1717호(역삼동, 성지하이츠3차)
주식회사 레인보우소프트
대표이사 박 기 하

General Terms for the Appointment of a Graph Premier Partner

("General Terms")

1. DEFINITIONS AND APPOINTMENT OF PARTNER

1.1 Software Products. The Software Products to which this Agreement relates are those software products and signed by both parties. Such Software Products are defined in their associated user documentation ("Documentation") and include, without limitation, and production elements associated therewith.

1.2 Territory. Republic of Korea

1.3 Appointment of Partner. Subject to the provisions of this Agreement, Graph hereby authorises Partner to market and distribute the Software Products to third parties throughout the Territory for use only within the Territory. The Software Products will be distributed in object code form together with their Documentation.

1.4 Partner Acts as an Independent Contractor.

1.4.1 Partner will act at all times as an independent contractor. Partner will not act on Graph' behalf, nor purport to represent Graph in any way nor incur any liability nor make any contractual or other obligations for or on behalf of Graph.

1.4.2 Partner agrees to maintain the highest standards of quality, service and business ethics in performing its obligations hereunder.

1.5 Terms

1.5.1 This Agreement will commence on the effective date set out on the first page of this Agreement or, if not so set out, on the date that this Agreement has been agreed to and accepted by both Partner and Graph (the "Effective Date").

1.5.2 Subject to any earlier termination as provided for in Clauses 2.1 and 5.4 of this Agreement, the Term will continue for a period of 24 months from the Effective Date ("Initial Term") and may be renewed thereafter for successive twenty-four (24) month periods only by prior mutual agreement in writing. In the absence of any such agreement in writing to renew this Agreement for a twenty-four (24) month period or of written notice from one party to the other, at least thirty (30) days prior to the expiration of the then current term, specifying an intention not to renew this Agreement, this Agreement will automatically continue in all respects upon the same terms and conditions for a maximum additional period of twenty-four (24) months save that either party may, notwithstanding any contrary provision contained herein, terminate the Agreement at any time upon at least thirty (30) days prior written notice for any reason or for no reason.

1.5.3 Partner understands and agrees that any supply of the Software Products or other products by Graph to Partner after this Agreement has been terminated by either party in accordance with this Agreement will not be subject to the provisions of this Agreement but will instead be subject to then current Graph For Single Transactions terms, a copy of which is available from Graph on request.

2. MARKETING OF THE SOFTWARE PRODUCTS

2.1. Marketing and Distribution of the Software Products

2.1.1 **End User Customer Licenses** This Agreement does not give Partner the right to grant sub-licenses for the Software Products. Graph will license the Software Products distributed hereunder directly to Partner's end user customers through Graph' then current End User License Agreement ("EULA") as made available by Graph to Partner as part of the program package in which each Software Product is supplied to Partner. Partner will ensure that Partner's end user customers agree that with respect to the licensing of the Software Products that they will be bound only by the EULA and that Graph will license the Software Products distributed hereunder directly to Partner's end user customers through such EULA. In particular, but without limitation, Partner will ensure that Graph is a named beneficiary in the contract for sale of the Software Products between the end user customer and Partner such as to confer on Graph the rights and obligations contained in the EULA by including words substantially as follows in such contract for sale: *"Customer agrees to use the software products only in accordance with the end user software license supplied with the software product and agrees that Graph will have the right to enforce the terms of such end user software license directly against customer despite not being a party to this contract for sale".*

2.1.2 **Distribution through Agency**. Partner may permit Agency ("Agency") to distribute object code copies of the Software Products to end user customers provided however that Partner will at all times be responsible for the observance of this Agreement by such Agency and will indemnify Graph and hold it harmless from any action by such Agency which causes a breach of this Agreement; and provided further that that Partner may not provide any Software Products to any Agency for distribution to end user customers unless such Agency executes, or has already executed, a written Agency agreement with Partner that:

(i) protects Graph' proprietary rights in the Software Products to at least the same degree as the terms and conditions of this Agreement;

(ii) requires that such Agency does not reverse engineer, decompile or disassemble the object code for the Software Products;

(iii) requires such Agency to comply fully with all applicable laws and regulations in any of its dealings with respect to the Software Products;

(iv) makes no representations or warranties on behalf of Graph;

(v) precludes the use of the Software Products by the Agency whether for internal purposes, in a service bureau, time sharing basis or otherwise; and

(vi) does not permit distribution or sublicensing of the Software Products beyond the Term and scope of this Agreement.

2.2 **Supply of Software Products.**

2.2.1 Graph will provide copies of the Software Products upon receipt of order, on Graph' standard media. And Partner may at its discretion download the Software Products on to different format media in which case the original supplied media must acPartner the Software Products at all times.

2.2.2 Graph will use all reasonable efforts to (i) fulfil orders placed hereunder by Partner and (ii) provide Software Products complying with Graph' published specifications. In the event of shortages in the availability of Software Products or Documentation, Graph reserves the right to allocate available materials among Partner and Graph' other distributors and customers as Graph deems appropriate to meet Graph' business objectives. Delivery of orders, under normal operating circumstances, should take no longer than ten (10) working days from date of receipt of order. Graph cannot be held responsible for delays incurred including without limitation for reasons beyond its control such as flight disruptions and customs authority activities. Orders will comply with Graph' ordering guidelines from time to time in force and which on the Effective Date are as set forth hereto.

2.2.3 Graph will provide the Partner with one copy of each of the Software Produces) purchased under the terms of this Agreement only for support purposes during the Term. Graph may at its discretion provide additional copies upon request by the Partner.3.    PRICES AND PAYMENTS3.1 Fees, prices and discounts To be the subject of a separate agreementPayment Terms. Partner agrees to pay all invoices to Graph, less any credits given in writing by Graph, by Telegraphic Transfer to Graph’ bank such that the funds are credited to Graph’ account no later than thirty (30) days from date of invoice or within such other period, if any, signed by both parties. Any credit given by Graph must be approved by Graph Finance Department in writing and only following receipt by Graph of the applicable items from Partner, unopened, unused and in the condition in which they were despatched to Partner.Taxes and Duties. Except as otherwise provided in this Agreement, all duties and taxes arising out of or in connection with Graph’s performance of this Agreement will be paid by Graph. The parties agree that the prices or rates stated herein include all such charges and that such prices or rates will not be changed hereafter as a result of Graph’s failure to include therein any applicable Taxes. Graph shall indemnify and hold Partner harmless from its failure to make payment of such Taxes.Currency. Payments will be made to Graph in the currency and In the amounts invoiced by Graph. Graph will make any applicable currency conversion on the date of invoice by reference to the rate in force on the last working day of the immediately preceding business month as specified in the Canada Bank In the event of any delay in payment of such invoice. Graph reserves the right to adjust the amount payable under the invoice to reflect any change in the conversion rate beneficial to Graph,Letter of Credit Payment. Graph reserves the right in the circumstances set out in the second sentence of this Clause 3.7 to require Partner to cause to be issued by a bank acceptable to Graph, and confirmed by a bank designated by Graph, one or more irrevocable letters of credit to be equal to the aggregate prices and license fees of the Software Products ordered (plus any applicable taxes, shipping and other charges) and which will provide for payment at sight upon presentation of Graph’ invoices and receipted sNpping documents evidencing delivery of the invoiced Software Products to the earner or freight forwarder. Graph will be entitled to exercise its right under this Clause 3.8 in any of the following circumstances: (i) Partner submits to Graph an order or series of orders during any thirty (30) day period pursuant to this Agreement with a value in respect of Per Copy Licence Fees, Maintenance Fees and any other fees due to Graph of one hundred thousand UK Pounds Sterling or more, or (ii) Partner does not pay any correct invoice issued pursuant to this Agreement by the due date thereof, or (iii) Partner does not make any other payment due under any other agreement with Graph or a Graph group Partner from time to time, on the agreed payment date or within the agreed payment period.Graph’s Partner Price List and Pricing. Graph reserves the right to provide its Partner Price List applicable to the Territory and to the Software Products in Graph Canada Dollars or local currency and to alter such Partner Price List, and the relevant currency upon thirty (30) days prior written notice to Partner. It is agreed, however, that any new prices will not apply to proposals made by Partner prior to receiving such notice provided that (i) Partner notifies Graph in writing of the names, addresses and proposal details within five (5) days of receiving such notice, and (ii) the previous prices will apply for a maximum period of three (3) months from the date of such notice from Graph. Although Graph may publish or provide to Partner price lists for the Software Products, these are suggestions only and Partner will be entirely free to determine the actual prices at which Partner will distribute the Software Products in accordance with this Agreement.4. CONFIDENTIALITY AND PROPRIETARY RIGHTS

4.1 Ownership. Partner acknowledges and agrees that title to and ownership of the Software Products, Documentation and all items and information provided by Graph under this Agreement, together with the copyright and other intellectual property rights therein, associated trademarks and trade names and the goodwill pertaining thereto (including without limitation all trade secrets, patents, patentable inventions and confidential and proprietary information) are and will remain vested in Graph or a third party from whom Graph has obtained the right to license Partner hereunder.

4.2 Nondisclosure. Partner and Graph each agree to maintain in strict confidence all confidential and proprietary information and trade secrets relating to the business interests of the other including, without limitation, contemplated new products, internal documentation, protection and computer security schemes, identifiers, business plans, pricing and end user customer lists.

4.3 Non-solicitation. During the Term each party agrees not to engage the services, whether as an employee or subcontractor, of any employee of the other without the other's prior written consent. It is understood and agreed that this restriction will automatically terminate upon termination of this Agreement.

4.4 Publicity. Either Party may publicise the existence of this Agreement but not the contents hereof without the other Party's prior written consent.

5. GENERAL PROVISIONS

5.1 General Provisions

5.1.1 Choice of Law. **This Agreement shall be governed by and construed in accordance with the laws of Singapore and the parties hereby agree to resolve the dispute (if any) at Singapore International Arbitration Centre (SIAC) in Singapore.**

5.1.2 Amendment. This Agreement may not be amended or modified except in writing signed by both parties. No purchase order, invoice, or similar document will affect this Agreement even if acted upon by the receiving party.

5.1.3 Force Majeure. No default, delay or failure to perform on the part of either party will be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes beyond the reasonable control of the defaulting party including without limitation strikes, lockouts or other labour disputes, shortages of or inability to obtain labour, fuel, raw materials or supplies, war, riot, insurrection, epidemic, act of God or governmental action. In any such event the time for performance will be extended for any period during which performance is so prevented save that the non-defaulting party may terminate this Agreement by written notice if such non-performance continues for more than ninety (90) days.

5.1.4 Severability. If any term or condition of this Agreement is held to be invalid illegal or unenforceable, the remaining terms and conditions of this Agreement will remain in full force and effect and such invalid, illegal or unenforceable term or condition will be deemed not to be part of this Agreement.

5.1.5 Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior statements, representations, discussions, negotiations and agreements, both oral and written and further supersedes any terms and conditions submitted by Partner in an order for the Software Products.

5.1.6 Notices. Any notice, report, request or other communication required or permitted hereunder will be in writing and will be deemed given when either: (i) delivered personally, (ii) sent by telefax with proof of sending, (iii) sent by commercial overnight courier with written verification of receipt, or (iv) sent by registered or certified mail, postage prepaid -- in each case to the receiving party's address on the front page of this Agreement or to any other address that the receiving party may have given for such purposes in the manner specified in this clause.

Assignment Graph may assign this Agreement to any person to whom Graph transfers all or substantially all of its rights in the Software Products and/or to any Partner within the Graph group of companies, In all other circumstances neither party may assign or otherwise transfer any rights or obligations under this Agreement without the other party’s prior written consent and any attempt to do so will be void. This Agreement will bind and inure to the benefit of the parties and their respective successors and permitted assigns.Compliance with Laws Partner agrees to comply with all applicable laws, rules and regulations. Partner will not export, re-export or import directly or indirectly, the Software Products to any country or jurisdiction for which any government or agency may require a licence or other governmental approval at the time of export, re-export or import without first obtaining such license or approval.ENDS